                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                             HALSTEAD ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40641710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 24, 1997
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 40641710                   13D


(1)      Name of Reporting Person                                                              Infinity Investors Limited
         I.R.S. Identification                                                                                        N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                          (a)  [ ]
         Member of a Group*                                                                                      (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                              WC

(5)      Check Box if Disclosure of Legal                                                                             [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                          Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                                  2,170,488
                                                   Power
            Beneficially
                                           (8)     Shared Voting
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                             2,170,488
                                                   Power
               with:
                                           (10)    Shared Dispositive
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                                    2,170,488
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                        [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                            33.9%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                                     CO

*        SEE INSTRUCTIONS

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1


1.       SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of Halstead Energy Corp., a Nevada corporation, which has its principal executive offices located 33 Hubbells Drive, Mt. Kisco, New York 10549 (the "Issuer").

2.       IDENTITY AND BACKGROUND.

         (a) - (c)        This Statement is filed by Infinity Investors
         and (f)          Limited, a Nevis, West Indies business corporation
                          (the "Reporting Person"). The Reporting Person is principally engaged in the business of acquiring, holding, selling, trading, exchanging or otherwise investing in securities and other financial assets.
                          The principal business and principal office address of the Reporting Person is located at Memorial Square,
                          P. O. Box 556, Charleston, Nevis, West Indies. The mailing address of the Reporting Person is 38 Hertford
                          Street, London, England WIY 7TG. The name, citizenship
                          (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of the Reporting Person, if any, (and the executive officers and directors of any entity which could be deemed ultimately in control of the Reporting Person) are set forth on Schedule 1 attached hereto and incorporated herein by reference.
                          Such persons are collectively referred to herein as the "Individuals."

         (d) - (e)        During the last five (5) years, neither the Reporting
                          Person nor any of the Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither the Reporting Person nor any of the Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting
                          Person or any of the Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in further detail in the paragraphs below, effective May 31, 1996, the Reporting Person acquired 580,646 shares of Series B Cumulative Convertible Redeemable Preferred Stock (the "Preferred Stock") directly from the Issuer pursuant to a certain Offshore Securities Subscription Agreement for a purchase price of $7.75 per share totaling $4,500,000. The funds used to acquire the Preferred Stock were derived from the working capital account of the Reporting Person.

         Pursuant to the terms of the Certificate to Set Forth Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series B 8% Cumulative Convertible Redeemable Preferred Stock, $.001 Par Value (the "Certificate of Designation"), the Preferred Stock was convertible, at the option of the holder, into shares of Common Stock based upon a conversion price determinable by reference to a formula contained in the Certificate of Designation which is affected by the market price of the Common Stock as of specified dates. Notwithstanding the foregoing, however, the Preferred Stock was not convertible at any time for any number of shares of Common Stock in excess of that number which would render the Reporting Person a beneficial owner of 4.99% or more of the then issued and outstanding shares of Common Stock of the Issuer (the "Ownership Cap").

4.       PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Preferred Stock from the Issuer for investment purposes only.

         On September 24, 1997, Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone (collectively, the "Tarricones"), the Issuer and the Reporting Person entered into a Restructuring Agreement (the "Restructuring Agreement") which is attached as Exhibit 99.1 hereto and incorporated herein by reference. Under the terms of the Restructuring Agreement, the Reporting Person agreed to exchange 77,419 shares of Preferred Stock and all accrued and unpaid dividends on the outstanding shares of Preferred Stock for the Issuer's Subordinated Promissory Note in the principal amount of $600,000 (the "Note"). The Note accrues interest at 12% per annum compounded quarterly through September 24, 1999 and accrues simple interest at 12% per annum after September 24, 1999. The Note matures on September 24, 2002, although the Issuer is required to make mandatory prepayments upon the occurrence of certain events.

         With respect to the 560,126 shares of Preferred Stock held by the Reporting Person which then remained unconverted (the "Amended Preferred Stock") the Restructuring Agreement also provided that the Issuer would amend the Certificate of Designation to, among other things: (i) provide for a fixed conversion price of $2.00 per share of Preferred Stock (based on the liquidation value of the Preferred Stock or $7.75 per share), (ii) increase the dividend rate to 12% from 8% per annum and (iii) waive the Ownership Cap. Accordingly, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person became the beneficial owner of 2,170,488 shares of Common Stock, or approximately 33.9% (based on 4,226,091 shares of Common Stock of the Issuer outstanding as of October 5, 1997 pursuant to information received from the Issuer) immediately upon waiver of the Ownership Cap by virtue of its ability to immediately convert the 560,126 shares of Amended Preferred Stock into Common Stock of the Issuer.

         In connection with the execution and delivery of the Restructuring Agreement, the Reporting Person granted to Sandy Schwartz, David Somerstein, Michael Freiss and/or Elizabeth Mandel (collectively, the "Optionholders") an option to purchase the 2,170,488 shares of Common Stock underlying the Amended Preferred Stock upon conversion thereof (the "Conversion Shares") pursuant to the terms of those Option Agreements dated

         September 24, 1997 (the "Option Agreement"), a form of which is attached as Exhibit 99.2 hereto and incorporated herein by reference. Under the terms of the Option Agreements, the Optionholders have the option to acquire the Conversion Shares for a price of $2.00 per share until the 18 month anniversary of the effective date of the registration statement contemplated by Section 2(b)(i) of the Restructuring Agreement, subject to earlier termination as specified in the Option Agreements.

         Also pursuant to the terms of the Restructuring Agreement, the Reporting Person has the right to acquire up to an additional 1,000,000 shares of Common Stock underlying certain stock options (the "Tarricone Option Shares") currently held by the Tarricones upon the occurrence of certain material events specified in Section 4 of the Restructuring Agreement. Because acquisition of the Tarricone Option Shares is subject to material contingencies that are not within the control of the Reporting Person, such shares are not included in the aggregate number of shares of Common Stock identified herein as being beneficially owned by the Reporting Person.

         Although the Reporting Person has no present intention to effect any additional transactions in the Common Stock of the Issuer, it may, based upon a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, acquire additional shares of Common Stock of the Issuer (by conversion of the Amended Preferred Stock, open-market purchases or otherwise) or dispose of some or all of the Amended Preferred Stock or Common Stock.

         The Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Immediately upon the Issuer's waiver of the Ownership Cap as described in Item 4 above (September 24, 1997), the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 2,170,488 shares constituting 33.9% of the outstanding Common Stock of the Issuer (based on 4,226,091 shares of Common Stock outstanding as of October 5, 1997 pursuant to information received by the Issuer).

         (b) Subject to the restrictions imposed by the Option Agreements described in Item 4 above, the Reporting Person anticipates that it would have sole voting and dispositive power over the Conversion Shares received upon conversion of the Amended Preferred Stock.

         (c) Except as specifically set forth herein, the Reporting Person has not effected any transactions in the shares of Common Stock of the Issuer during that period beginning sixty (60) days preceding the waiver of the Ownership Cap.

         (d) As indicated in response to Item 4 above, the Optionholders have the right to acquire the Conversion Shares pursuant to the terms of the Option Agreements.

         (e)     N/A

6. In addition to the contracts and arrangements described above, the Issuer agreed to file a Registration Statement with the United States Securities and Exchange Commission covering the resale of the Conversion Shares and, in certain circumstances, the Tarricone Option Shares. The Issuer further agreed to maintain the effectiveness of the Registration Statement until the Common Stock is sold and all steps are taken to remove any legends or restrictions on transfer thereof or until the Common Stock is otherwise available for resale pursuant to Rule 144(k) promulgated under the Securities Act.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.                        Exhibit

              99.1 Restructuring Agreement, dated September 24, 1997 among Infinity Investors Limited, Halstead Energy Corp., Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone.

              99.2 Form of Option Agreement, dated September 24, 1997 between Infinity Investors Limited and the Optionholders.

                                   SIGNATURE

         After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:    October 21, 1997

                                            INFINITY INVESTORS LIMITED


                                            By: /s/ JAMES A. LOUGHRAN
                                                ----------------------------
                                                    James A. Loughran
                                                    Director






                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).

                                   SCHEDULE 1

                             INFORMATION REGARDING
                           INFINITY INVESTORS LIMITED


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited ("Infinity").

  NAME AND CITIZENSHIP OR                                      PRESENT PRINCIPAL          POSITION WITH
   PLACE OF ORGANIZATION           BUSINESS ADDRESS         OCCUPATION OR EMPLOYMENT     REPORTING PERSON
--------------------------  --------------------------    ---------------------------   ---------------------
Cofides S.A.*               P. O. Box 556                 Nevis business corporation    Vice President and
(Nevis, West Indies)        Charlestown, Nevis,           which serves as fiduciar      Director
                            West Indies                   of various entities

James A. Loughran           38 Hertford Street            Lawyer                        Director
(Irish)                     London, England
                            W1Y 7TG

James E. Martin             38 Hertford Street            Accountant                    Director
(British)                   London, England
                            W1Y 7TG

SECORP Limited              38 Hertford Street            British corporation which    Secretary
(Nevis, West Indies)        London, England               serves as the Secretary of
                            W1Y 7TG                       various entities

Margareta Hedstrom          37 Shepherd Street            Business Executive         President and
(Swedish)                   London, England                                          Treasurer
                            W1Y 7LH

* The members of the Board of Directors of Cofides S.A. are Ashly Bolt & Co. Ltd. and Margareta Hedstrom.

         Infinity advises that no persons and/or organizations control Infinity (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

                               INDEX TO EXHIBITS


Exhibit No.                                        Exhibit
-----------                                        -------
     99.1                 Restructuring Agreement, dated September 24, 1997 among Infinity Investors Limited, Halstead
                          Energy Corp., Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone.

     99.2                 Form of Option Agreement, dated September 24, 1997 between Infinity Investors Limited and the
                          Optionholders.